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                                                                        Rule 425
                                                     Filer:  Greater Bay Bancorp
                                                     Issuer: Greater Bay Bancorp
                                                Commission File Number:  0-25034

                                  News Release
                             For Immediate Release
                                                                   July 25, 2000
For More Information Contact:
Walter Bragdon at (707)769-7620

                       Bank of Petaluma Profits Up 29.6%!

     Bank of Petaluma announced net income for the quarter ended June 30, 2000, of $691,000, a 29.6% increase compared to $533,000 for the same period last year. Diluted earnings per share for the quarter were $0.46, a 27.8% increase over $0.36 in 1999. Annualized return on average equity was 17.72% and return on average assets was 1.37%.

     For the six month period ended June 30, 2000 net income was $1,258,000 an increase of 16.7% over the same period last year. For the first half of 2000 diluted earnings per share increased to $0.83 an 18.6% increase over the first six months of 1999.

     Total assets increased from June 30, 1999 to June 30, 2000 by 12.5% to $212,826,000. Loans grew 16.1%, totaling $122,981,000 at June 30, 2000 reflecting the continued strong economy and the Bank's marketing efforts. Deposits totaled $172,721,000, a 11.3% increase over the same quarter last year.

     The allowance for loan losses totaled $1,809,000, which represents 1.45% of quarter end total loans. Non-performing assets were $65,000 at June 30, 2000.

     "Bank of Petaluma continues to experience strong loan and deposit growth," stated Walter E. Bragdon, President of the Bank. "In addition our net interest margin has increased as our balance sheet is positioned to take advantage of rising interest rates." The net interest margin on earning assets was 5.24% for the second quarter of 2000 compared to 5.06% for the same period last year.

     Bank of Petaluma announced in March the signing of a definitive agreement to merge with Greater Bay Bancorp a $3.7 billion in assets financial services company. Under the terms of the merger, Bank of Petaluma will continue to operate as a subsidiary bank, retaining the Bank of Petaluma name, management and Board of Directors. "Upon receiving shareholder and regulatory approvals, it is anticipated that the merger will be completed early in the fourth quarter," stated Bragdon.

     Bank of Petaluma is headquartered in Petaluma, California and has banking offices in Point Reyes Station and Valley Ford.

Greater Bay Bancorp has filed a registration statement on Form S-4 with the SEC in connection with the proposed merger. The registration statement includes a prospectus/proxy statement which will be sent to shareholders of Bank of Petaluma seeking their approval of the proposed merger. The registration statement can be obtained at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov."